UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2011

Commission File Number 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage

St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F   ☑             FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES   ☐            NO  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED DECEMBER 31, 2011

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	December 31, 2011	September 30, 2011
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$596,416	$831,371
Short-term interest-bearing investments	328,560	342,099
Accounts receivable, net	590,681	565,853
Deferred income taxes and taxes receivable	106,368	112,656
Prepaid expenses and other current assets	127,059	127,341

Total current assets	1,749,084	1,979,320
Equipment and leasehold improvements, net	248,047	258,402
Deferred income taxes	140,775	123,171
Goodwill	1,741,146	1,739,732
Intangible assets, net	180,335	193,422
Other noncurrent assets	347,854	342,525

Total assets	$4,407,241	$4,636,572

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$137,081	$126,977
Accrued expenses and other current liabilities	287,549	255,212
Accrued personnel costs	215,629	212,414
Short-term financing arrangements	—	250,000
Deferred revenue	151,347	151,423
Deferred income taxes and taxes payable	22,050	15,180

Total current liabilities	813,656	1,011,206
Deferred income taxes and taxes payable	315,420	310,045
Other noncurrent liabilities	287,848	292,020

Total liabilities	1,416,924	1,613,271

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 248,988 and 247,640 issued and 171,147 and 174,692 outstanding, respectively	4,034	4,013
Additional paid-in capital	2,529,595	2,495,211
Treasury stock, at cost — 77,841 and 72,948 ordinary shares, respectively	(2,073,117)	(1,933,402)
Accumulated other comprehensive loss	(40,061)	(19,656)
Retained earnings	2,569,866	2,477,135

Total shareholders’ equity	2,990,317	3,023,301

Total liabilities and shareholders’ equity	$4,407,241	$4,636,572

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended December 31,
	2011	2010
Revenue:
License	$35,796	$29,906
Service	771,214	745,275

	807,010	775,181

Operating expenses:
Cost of license	931	700
Cost of service	516,181	508,138
Research and development	61,307	54,992
Selling, general and administrative	106,337	104,357
Amortization of purchased intangible assets and other	13,206	19,410

	697,962	687,597

Operating income	109,048	87,584
Interest and other expense, net	3,613	3,117

Income before income taxes	105,435	84,467
Income taxes	12,704	11,076

Net income	$92,731	$73,391

Basic earnings per share	$0.54	$0.38

Diluted earnings per share	$0.53	$0.38

Basic weighted average number of shares outstanding	172,712	191,599

Diluted weighted average number of shares outstanding	173,812	192,969

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

(dollar and share amounts in thousands)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive loss	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance as of September 30, 2011	174,692	$4,013	$2,495,211	$(1,933,402)	$(19,656)	$2,477,135	$3,023,301
Comprehensive income:
Net income	—	—	—	—	—	92,731	92,731
Unrealized loss on foreign currency hedging contracts, net of $(2,297) tax	—	—	—	—	(19,954)	—	(19,954)
Unrealized loss on short-term interest-bearing investments, net of $(53) tax	—	—	—	—	(451)	—	(451)

Comprehensive income							72,326
Employee stock options exercised	964	15	23,831	—	—	—	23,846
Repurchase of shares	(4,893)	—	—	(139,715)	—	—	(139,715)
Issuance of restricted stock, net of forfeitures	384	6	—	—	—	—	6
Equity-based compensation expense related to employees	—	—	10,553	—	—	—	10,553

Balance as of December 31, 2011	171,147	$4,034	$2,529,595	$(2,073,117)	$(40,061)	$2,569,866	$2,990,317

As of December 31, 2011 and September 30, 2011, accumulated other comprehensive loss is comprised of unrealized loss on derivatives, net of tax, of $34,391 and $14,437, respectively, unrealized loss on short-term interest-bearing investments, net of tax, of $2,474 and $2,023, respectively, and unrealized loss on defined benefit plan, net of tax, of $3,196 and $3,196, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2011	2010
Cash Flow from Operating Activities:
Net income	$92,731	$73,391
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	40,542	49,153
Equity-based compensation expense	10,553	13,274
Deferred income taxes	(5,776)	6,903
Excess tax benefit from equity-based compensation	(37)	(24)
Loss from short-term interest-bearing investments	602	832
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(20,673)	34,330
Prepaid expenses and other current assets	(1,470)	(40,891)
Other noncurrent assets	(6,239)	(26,751)
Accounts payable, accrued expenses and accrued personnel	40,203	5,462
Deferred revenue	(6,580)	39,015
Income taxes payable, net	9,049	(2,515)
Other noncurrent liabilities	(2,959)	10,122

Net cash provided by operating activities	149,946	162,301

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(28,314)	(35,340)
Proceeds from sale of short-term interest-bearing investments	74,108	124,797
Purchase of short-term interest-bearing investments	(61,675)	(88,605)
Other	(2,967)	(7,672)

Net cash used in investing activities	(18,848)	(6,820)

Cash Flow from Financing Activities:
Repurchase of shares	(139,715)	(113,431)
Payments under financing arrangements	(250,000)	(200,000)
Proceeds from employee stock options exercised	23,852	13,844
Payments under capital lease, short-term financing arrangements and other	(190)	(227)

Net cash used in financing activities	(366,053)	(299,814)

Net decrease in cash and cash equivalents	(234,955)	(144,333)
Cash and cash equivalents at beginning of period	831,371	1,036,195

Cash and cash equivalents at end of period	$596,416	$891,862

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$5,982	$6,066
Interest	155	194

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, media and entertainment industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience systems primarily for leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of advertising and media solutions for local marketing service providers and search and directory publishers.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main production and operating facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2011, set forth in the Company’s Annual Report on Form 20-F filed on December 8, 2011 with the U.S. Securities and Exchange Commission, or the SEC.

Reclassification

Certain immaterial amounts in prior year financial statements have been reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In September 2011, the Financial Accounting Standards Board, or FASB, issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for the Company beginning October 1, 2012 and early adoption is permitted. The Company does not expect the adoption of this new guidance will have a material impact on its financial statements.

In June 2011, the FASB issued guidance to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity, and will become effective for the Company beginning October 1, 2012. In December 2011, the FASB issued guidance that indefinitely defers the guidance related to the presentation of reclassification adjustments. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

3. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and September 30, 2011:

	As of December 31, 2011
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$306,914	$—	$306,914
U.S. government treasuries	107,885	—	107,885
Corporate bonds	—	76,891	76,891
Government guaranteed debt	—	63,924	63,924
U.S. agency securities	—	60,533	60,533
Supranational and sovereign debt	—	9,464	9,464
Mortgages (including agencies and corporate)	—	5,909	5,909
Asset backed obligations	—	4,267	4,267
Commercial paper and certificates of deposit	10,121	3,917	14,038

Total available-for-sale securities	424,920	224,905	649,825

Derivative financial instruments, net	—	(41,069)	(41,069)

Total	$424,920	$183,836	$608,756

	As of September 30, 2011
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$510,711	$—	$510,711
U.S. government treasuries	110,339	—	110,339
Corporate bonds	—	80,355	80,355
Government guaranteed debt	—	71,160	71,160
U.S. agency securities	—	57,540	57,540
Supranational and sovereign debt	—	10,270	10,270
Mortgages (including agencies and corporate)	—	6,395	6,395
Asset backed obligations	—	4,509	4,509
Commercial paper and certificates of deposit	10,105	6,105	16,210

Total available-for-sale securities	631,155	236,334	867,489

Derivative financial instruments, net	—	(10,270)	(10,270)

Total	$631,155	$226,064	$857,219

Available for sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three months ended December 31, 2011.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued personal costs, short-term financing arrangements and other current liabilities approximates their fair value because of the relatively short maturity of these items.

4. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$306,914	$—	$—	$306,914
U.S. government treasuries	107,542	343	—	107,885
Corporate bonds	78,089	336	1,534	76,891
Government guaranteed debt	63,632	292	—	63,924
U.S. agency securities	60,255	278	—	60,533
Supranational and sovereign debt	9,464	—	—	9,464
Mortgages (including agencies and corporate)	7,209	—	1,300	5,909
Asset backed obligations	5,168	—	901	4,267
Commercial paper and certificates of deposit	14,157	—	119	14,038

Total(1)	$652,430	$1,249	$3,854	$649,825

(1)	Available-for-sale securities are classified as short term interest-bearing investments on the Company’s balance sheet, except for $321,265 of securities with maturities from date of acquisition of 90 days or less which are included in cash and cash equivalents as of December 31, 2011.

	As of September 30, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$510,711	$—	$—	$510,711
U.S. government treasuries	110,021	318	—	110,339
Corporate bonds	80,517	400	562	80,355
Government guaranteed debt	70,725	435	—	71,160
U.S. agency securities	57,232	308	—	57,540
Supranational and sovereign debt	10,247	23	—	10,270
Mortgages (including agencies and corporate)	7,576	—	1,181	6,395
Asset backed obligations	5,469	—	960	4,509
Commercial paper and certificates of deposit	17,092	—	882	16,210

Total(2)	$869,590	$1,484	$3,585	$867,489

(2)	Available-for-sale securities are classified as short term interest-bearing investments on the Company’s balance sheet, except for $525,390 of securities with maturities from date of acquisition of 90 days or less which are included in cash and cash equivalents as of September 30, 2011.

As of December 31, 2011, the unrealized losses were primarily due to credit market conditions and interest rate movements. A significant portion of the unrealized losses has been in a continuous loss position for 12 months or greater. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, an immaterial credit loss was recognized through earnings, in the three months ended December 31, 2011 and 2010. As of December 31, 2011, unrealized losses of $779 related to other-than-temporarily impaired securities are included in accumulated other comprehensive loss.

The following table presents a cumulative roll forward of credit losses recognized in earnings as of December 31, 2011:

Balance as of October 1, 2011	$728
Credit loss on debt securities for which an other-than-temporary impairment was not previously recognized	—
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	—
Reductions for securities realized during the period	(19)

Balance as of December 31, 2011	$709

As of December 31, 2011, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$462,118
1 to 2 years	122,103
2 to 3 years	51,040
3 to 4 years	431
Thereafter	14,133

$649,825

5. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. The Company has elected to present the related assets and liabilities on a gross basis. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform according to the terms of the contracts, based on the fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $1,360 as of December 31, 2011. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the credit-worthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of December 31, 2011. Notional values are U.S. dollar translated and calculated based on forward rates as of December 31, 2011 for forward contracts, and based on spot rates as of December 31, 2011 for options.

Notional Value*
Foreign exchange contracts	$1,161,420

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. Please see Note 3 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2011 and September 30, 2011, as an asset or a liability is as follows:

	As of
	December 31, 2011	September 30, 2011
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$1,303	$3,800
Other noncurrent assets	147	597
Accrued expenses and other current liabilities	(28,906)	(14,292)
Other noncurrent liabilities	(10,349)	(4,622)

	(37,805)	(14,517)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	880	9,411
Accrued expenses and other current liabilities	(4,144)	(5,164)

	(3,264)	4,247

Net fair value	$(41,069)	$(10,270)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward and option contracts outstanding as of December 31, 2011 are expected to mature within the next 12 months).

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive loss, a separate component of shareholders’ equity, and subsequently reclassified into earnings to the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statement of income for the three months ended December 31, 2011 and 2010, which partially offset the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive Loss (Effective Portion) Three months ended December 31,
	2011	2010
Line item in statement of income:
Revenue	$1,359	$(317)
Cost of service	(3,439)	2,539
Research and development	(412)	607
Selling, general and administrative	(357)	642

Total	$(2,849)	$3,471

An aggregate (loss) gain of $(2,899) and $3,012, net of taxes, was reclassified from other comprehensive loss in the three months ended December 31, 2011 and 2010, respectively. The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three months ended December 31, 2011 and 2010, was not material.

As of December 31, 2011, net losses related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive loss totaled $34,391, of which $25,741 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. (Losses) gains from cash flow hedges recognized in other comprehensive loss during the three months ended December 31, 2011 and 2010, respectively, were $(25,100) and $6,652, or $(22,853) and $5,815, net of taxes, respectively.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

The activity related to the changes in net unrealized (losses) gains on cash flow hedges, net of tax, is as follows:

	Three months ended December 31,
	2011	2010
Net unrealized (losses) gains on cash flow hedges, net of tax, beginning of period	$(14,437)	$6,002
Changes associated with hedging transactions, net of tax	(22,853)	5,815
Reclassification into earnings, net of tax	2,899	(3,012)

Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$(34,391)	$8,805

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three months ended December 31, 2011 and 2010, respectively, which partially offset the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income
	Three months ended December 31,
	2011	2010
Line item in statement of income:
Revenue	$(294)	$(1,304)
Cost of service	(1,926)	2,075
Research and development	(272)	434
Selling, general and administrative	(575)	437
Interest and other expense, net	1,496	(642)
Income taxes	126	(265)

Total	$(1,445)	$735

6. Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of
	December 31, 2011	September 30, 2011
Accounts receivable — billed	$508,896	$509,371
Accounts receivable — unbilled	98,849	72,048
Less—allowances	(17,064)	(15,566)

Accounts receivable, net	$590,681	$565,853

7. Comprehensive Income

Comprehensive income represents the change in shareholders’ equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

	Three months ended December 31,
	2011	2010
Net income	$92,731	$73,391
Other comprehensive income:
Unrealized (loss) gain on foreign currency hedging contracts, net of tax	(19,954)	2,803
Unrealized loss on short-term interest-bearing investments, net of tax	(451)	(300)
Unrealized gain on defined benefit plan, net of tax	—	11

Comprehensive income	$72,326	$75,905

8. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended December 31,
	2011	2010
Current	$18,480	$4,173
Deferred	(5,776)	6,903

Income taxes	$12,704	$11,076

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended December 31,
	2011	2010
Statutory Guernsey tax rate	0%	0%
Foreign taxes	12	13

Effective income tax rate	12%	13%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

As of December 31, 2011, deferred tax assets of $142,735, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. Releases of the valuation allowances will be recognized through earnings.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $135,658 as of December 31, 2011, all of which would affect the effective tax rate if realized.

As of December 31, 2011, the Company has accrued $18,577 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2005 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31,
	2011	2010
Numerator:
Numerator for basic and diluted earnings per share	$92,731	$73,391

Denominator:
Denominator for basic earnings per share— weighted average number of shares outstanding	172,712	191,599
Effect of assumed conversion of 0.5% convertible notes	24	24
Effect of dilutive stock options granted	1,076	1,346

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	173,812	192,969

Basic earnings per share	$0.54	$0.38

Diluted earnings per share	$0.53	$0.38

For the three months ended December 31, 2011 and 2010, 13,375 and 15,077 shares, respectively, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

10. Repurchase of Securities

In April 2010, the Company’s board of directors authorized a share repurchase plan allowing the repurchase of up to $700,000 of its outstanding ordinary shares over the following 12 months. In February 2011, the Company’s board of directors adopted a share repurchase plan authorizing the repurchase of up to $1,000,000 of the Company’s outstanding ordinary shares over the following 24 months. The authorizations permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. In April 2011, the Company completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and began executing repurchases under the February 2011 plan. In the three months ended December 31, 2011, the Company repurchased approximately 4.9 million ordinary shares at an average price of $28.54 per share (excluding broker and transaction fees). As of December 31, 2011, the Company had remaining authority to repurchase up to $547.5 million of its outstanding ordinary shares under this plan.

11. Financing Arrangements

In November 2007, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks. In September 2011, the Company borrowed an aggregate of $250,000 under the facility and repaid it in October 2011. In December 2011, the Company entered into a new $500,000 five-year revolving credit facility with a syndicate of banks, which replaced the November 2007 credit facility. The new credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based on the Company’s credit ratings. As of December 31, 2011, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

12. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the “Plan”), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. In February 2012, the maximum number of ordinary shares authorized to be granted under the Plan was increased from 55,300 to 62,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the three months ended December 31, 2011:

	Number of Options	Weighted Average Exercise Price	Weighted Average remaining Contractual Term
Outstanding as of October 1, 2011	20,446	$28.64
Granted	1,757	28.64
Exercised	(964)	24.73
Forfeited	(2,185)	31.20

Outstanding as of December 31, 2011	19,054	$28.54	6.87

Exercisable as of December 31, 2011	10,776	$29.36	5.50

The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the three months ended December 31, 2011:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding unvested shares as of October 1, 2011	1,734	$27.80
Granted	400	28.64
Vested	(223)	26.53
Forfeited	(16)	28.11

Outstanding unvested shares as of December 31, 2011	1,895	$28.12

As of December 31, 2011, there was $55,033 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three months ended December 31, 2011 and 2010 was as follows:

	Three Months Ended
	December 31, 2011	December 31, 2010
Cost of service	$5,603	$4,484
Research and development	1,041	849
Selling, general and administrative	3,909	7,941

Total	$10,553	$13,274

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended December 31, 2011 and 2010 was $1,776 and $1,105, respectively.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

	Three months ended December 31,
	2011	2010
Risk-free interest rate (1)	0.79%	1.33%
Expected life of stock options (2)	4.50	4.50
Expected volatility (3)	0.30	0.32
Expected dividend yield (4)	—	—
Fair value per option	$7.40	$7.56

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on a combination of implied volatility of the Company’s traded options and historical stock price volatility (“blended volatility”).
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

13. Contingencies

Legal Proceedings

The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

The Company generally offers its products with a limited warranty for a period of 90 days. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during the three months ended December 31, 2011 and 2010.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal 2011, filed on December 8, 2011 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers. Although our market focus has traditionally been primarily on Tier-1 and Tier-2 service providers in developed markets, we have also focused in the last several years on Tier-3 and Tier-4 providers in developed markets and on providers in emerging markets, such as Latin America, the Commonwealth of Independent States, India and Southeast Asia.

We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS) and network control offering which includes our recent Bridgewater acquisition portfolio. These enable service providers to introduce new products quickly, understand their customers more deeply, process orders more efficiently, monetize data and support new business models. We refer to these systems collectively as customer experience systems because of the crucial impact they have on the service providers’ end-user experience.

We believe the demand for our customer experience systems is driven by the need of service providers to anticipate and respond to consumer demands. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that providers seek to differentiate their offerings by delivering a customer experience that is simple, personal and valuable at every point of service. We refer to this type of customer experience as the “intentional customer experience.” In a global communications industry impacted by a growing number of connected devices and the resulting demand for increased bandwidth, consumers expect immediate and constant connectivity to personalized services, information and applications. We seek to address these market forces through a strategy of innovation from the network and business support systems to the device and end user. We continue to introduce and enhance products and services that deliver organizational and process improvements to bring value to our customers as they — and their markets — grow and change. Our goal is to supply scalable offerings that provide the functionality and flexibility to service providers that facilitate innovation and enable cost-effective execution.

We also offer advertising and media services for directory publishers which are comprised of a comprehensive set of products and services designed to enable local search and directory publishers to manage the entire media selling, fulfillment, consumer experience and financial processes across online, print and mobile media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In the three months ended December 31, 2011, customers in North America accounted for 71.1% of our revenue, while customers in Europe and the rest of the world accounted for 13.7% and 15.2%, respectively. Customers in emerging markets accounted for 10.2% of our revenue in the three months ended December 31, 2011. We maintain development facilities in Brazil, Cyprus, India, Ireland, Israel and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced or volume of data processed, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimations of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

Revenue from managed services arrangements (for customer experience systems and directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $419.7 million and $371.2 million of revenue in the three months ended December 31, 2011 and 2010, respectively. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

In September 2011, the Financial Accounting Standards Board, or FASB, issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for us beginning October 1, 2012 and early adoption is permitted. We do not expect that the adoption of this new guidance will have a material impact on our financial statements.

In June 2011, the FASB issued guidance to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity, and will become effective for us beginning October 1, 2012. In December 2011, the FASB issued guidance which indefinitely defers the guidance related to the presentation of reclassification adjustments. We are still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

Results of Operations

The following table sets forth for the three months ended December 31, 2011 and 2010, certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Three months ended December 31,
	2011	2010
Revenue:
License	4.4%	3.9%
Service	95.6	96.1

	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1
Cost of service	64.0	65.5
Research and development	7.6	7.1
Selling, general and administrative	13.2	13.5
Amortization of purchased intangible assets and other	1.6	2.5

	86.5	88.7

Operating income	13.5	11.3
Interest and other expense, net	0.4	0.4

Income before income taxes	13.1	10.9
Income taxes	1.6	1.4

Net income	11.5%	9.5%

Three Months Ended December 31, 2011 and 2010

The following is a tabular presentation of our results of operations for the three months ended December 31, 2011 compared to the three months ended December 31, 2010. Following the table is a discussion and analysis of our business and results of operations for such periods:

	Three months ended December 31,		Increase (Decrease)
	2011	2010	Amount	%
	(in thousands)
Revenue:
License	$35,796	$29,906	$5,890	19.7%
Service	771,214	745,275	25,939	3.5

	807,010	775,181	31,829	4.1

Operating expenses:
Cost of license	931	700	231	33.0
Cost of service	516,181	508,138	8,043	1.6
Research and development	61,307	54,992	6,315	11.5
Selling, general and administrative	106,337	104,357	1,980	1.9
Amortization of purchased intangible assets and other	13,206	19,410	(6,204)	(32.0)

	697,962	687,597	10,365	1.5
Operating income	109,048	87,584	21,464	24.5
Interest and other expense, net	3,613	3,117	496	15.9

Income before income taxes	105,435	84,467	20,968	24.8
Income taxes	12,704	11,076	1,628	14.7

Net income	$92,731	$73,391	$19,340	26.4%

Revenue. Total revenue increased by $31.8 million, or 4.1%, to $807.0 million in the three months ended December 31, 2011, from $775.2 million in the three months ended December 31, 2010. The increase in revenue was primarily attributable to revenue related to existing and new managed services arrangements and to revenue related to our network control offering partially offset by slower spending by AT&T.

License revenue in the three months ended December 31, 2011, increased by $5.9 million, or 19.7%, to $35.8 million in the three months ended December 31, 2011, from $29.9 million in the three months ended December 31, 2010. The increase in license revenue was primarily attributable to our network control offering.

License and service revenue attributable to the sale of customer experience systems increased by $32.6 million, or 4.5%, to $758.0 million in the three months ended December 31, 2011, from $725.4 million in the three months ended December 31, 2010. The increase in revenue was primarily attributable to revenue related existing and new managed services arrangements and to revenue related to our network control offering partially offset by slower spending by AT&T. License and service revenue resulting from the sale of customer experience systems represented 93.9% and 93.6% of our total revenue in the three months ended December 31, 2011 and 2010, respectively.

License and service revenue attributable to the sale of directory systems decreased by $0.8 million, or 1.6%, to $49.0 million in the three months ended December 31, 2011 from $49.8 million in the three months ended December 31, 2010. License and service revenue from the sale of directory systems represented 6.1% and 6.4% of our total revenue in the three months ended December 31, 2011 and 2010, respectively.

In the three months ended December 31, 2011, revenue from customers in North America, Europe and the rest of the world accounted for 71.1%, 13.7% and 15.2%, respectively, of total revenue, compared to 72.8%, 12.7% and 14.5%, respectively, in the three months ended December 31, 2010. Revenue from North American customers, in absolute amounts, increased during the three months ended December 31, 2011, primarily from revenue related to existing and new managed services arrangements and from revenue related to our network control offering, partially offset by slower spending by AT&T. The increase in revenue from customers in Europe was primarily attributable to revenue related to new transformation and implementation projects. The increase in revenue from customers in the rest of the world was primarily attributable to our activity in emerging markets. Our revenue growth rate in Europe and the rest of the world was greater than the growth rate we experienced in North America, which resulted in an increase in revenue from customers in Europe and in the rest of the world as a percentage of total revenue and a decrease in revenue from customers in North America as a percentage of total revenue.

Cost of License and Service. Cost of license includes fees and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service increased by $8.3 million, or 1.6%, to $517.1 million in the three months ended December 31, 2011, from $508.8 million in the three months ended December 31, 2010. As a percentage of revenue, cost of license and service was 64.1% in the three months ended December 31, 2011, compared to 65.6% in the three months ended December 31, 2010. The decrease in our cost of license and service as a percentage of revenue was primarily attributable to the benefits of prior investments in internal training and knowledge building programs for our employees, as well as several key customer implementations that required incremental spending during fiscal 2011.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $6.3 million, or 11.5%, to $61.3 million in the three months ended December 31, 2011, from $55.0 million in the three months ended December 31, 2010. The increase in research and development expense is primarily attributable to our network control research and development activity. Research and development expense increased as a percentage of revenue from 7.1% in the three months ended December 31, 2010 to 7.6% in the three months ended December 31, 2011. Our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense increased by $1.9 million, or 1.9%, to $106.3 million in the three months ended December 31, 2011, from $104.4 million in the three months ended December 31, 2010. Selling, general and administrative expense is primarily comprised of compensation expense.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended December 31, 2011, decreased by $6.2 million to $13.2 million from $19.4 million in the three months ended December 31, 2010. The decrease in amortization of purchased intangible assets and other was primarily due to purchased intangible assets that were fully amortized in prior periods, partially offset by amortization of intangible assets related to the Bridgewater acquisition.

Operating Income. Operating income increased by $21.4 million, or 24.5%, to $109.0 million in the three months ended

December 31, 2011, from $87.6 million in the three months ended December 31, 2010. The increase in operating income as a percentage of revenue, was primarily attributable to the increase in revenue which was at a higher rate than the increase in cost of service and research and development expense.

Interest and Other Expense, Net. Interest and other expense, net, increased by $0.5 million to $3.6 million in the three months ended December 31, 2011, from $3.1 million in the three months ended December 31, 2010.

Income Taxes. Income taxes for the three months ended December 31, 2011 were $12.7 million on pretax income of $105.4 million, resulting in an effective tax rate of 12.0%, compared to 13.1% in the three months ended December 31, 2010. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

Net Income. Net income increased by $19.3 million, or 26.4%, to $92.7 million in the three months ended December 31, 2011, from $73.4 million in the three months ended December 31, 2010. The increase in net income was attributable primarily to the increase in operating income partially offset by the decrease in interest and other expense, net, and in income tax expense.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.15, or 39.5%, to $0.53 in the three months ended December 31, 2011, from $0.38 in the three months ended December 31, 2010. The increase in diluted earnings per share resulted from the increase in net income and from the decrease in diluted weighted average numbers of shares outstanding resulting primarily from our repurchase of ordinary shares in fiscal 2011 and in the three months ended December 31, 2011.

Liquidity and Capital Resources

Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $0.92 billion as of December 31, 2011, and as of September 30, 2011. The cash generated in the three months ended December 31, 2011, was mainly attributable to $149.9 million in positive cash flow from operations and $23.9 million of proceeds from employee stock options exercised, partially offset by $139.7 million used to repurchase our ordinary shares pursuant to our share repurchase program and $28.3 million for capital expenditures, net. Net cash provided by operating activities amounted to $149.9 million and $162.3 million for the three months ended December 31, 2011 and 2010, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds, government guaranteed debt and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive loss, net of tax. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs. During the three months ended December 31, 2011 and 2010, we recognized immaterial credit losses. As of December 31, 2011, unrealized losses of $0.8 million related to other-than-temporarily impaired securities were included in accumulated other comprehensive loss. Please see Notes 3 and 4 to the consolidated financial statements.

In November 2007, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. In September 2011, we borrowed an aggregate of $250.0 million under the facility and repaid it in October 2011. In December 2011, we entered into a new unsecured $500.0 million five-year revolving credit facility with a syndicate of banks, which replaced the November 2007 credit facility. The new credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based on our credit rating. As of December 31, 2011, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of December 31, 2011, we had outstanding letters of credit and bank guarantees from various banks totaling $65.4 million. As of December 31, 2011, we had outstanding obligations of $0.9 million in connection with leasing arrangements.

We have contractual obligations for our non-cancelable operating leases, purchase obligations, pension funding and convertible notes summarized in the tabular disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2011, filed on December 8, 2011 with the SEC. Since September 30, 2011, there have been no material changes in our contractual obligations other than in the ordinary course of our business.

Our capital expenditures were approximately $28.3 million in the three months ended December 31, 2011. Approximately 80% of these expenditures consisted of purchases of computer equipment, and the remainder was attributable mainly to leasehold improvements. The capital expenditures in the three months ended December 31, 2011 were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures principally from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

In April 2010, our board of directors authorized a share repurchase plan allowing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. In February 2011, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $1 billion of our outstanding ordinary shares over the following 24 months. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate. In April 2011, we completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and began executing repurchases under the February 2011 plan. In the three months ended December 31, 2011, we repurchased approximately 4.9 million ordinary shares at an average price of $28.54 per share (excluding broker and transaction fees). As of December 31, 2011, we had remaining authority to repurchase up to $547.5 million of our outstanding ordinary shares under this plan.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters.

During the three months ended December 31, 2011 and 2010, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers will seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

ISSUER PURCHASES OF EQUITY SECURITIES

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the three months ended December 31, 2011 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
10/1/11-10/31/11	1,730,800	$28.45	1,730,800	$687,136,548
11/1/11-11/30/11	1,405,600	$29.30	1,405,600	$637,890,719
12/1/11-12/31/11	1,756,500	$28.02	1,756,500	$596,706,349

Total	4,892,900	$28.54	4,892,900	$547,495,109

(1)	In April 2010, our board of directors authorized a share repurchase plan allowing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. In February 2011, our board of directors adopted an additional share repurchase plan authorizing the repurchase of up to $1 billion of our outstanding ordinary shares over the following 24 months. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate. In April 2011, we completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and began executing repurchases under the February 2011 plan. In the three months ended December 31, 2011, we repurchased approximately 4.9 million ordinary shares at an average price of $28.54 per share (excluding broker and transaction fees). As of December 31, 2011, we had remaining authority to repurchase up to $547.5 million of our outstanding ordinary shares under this plan.

Item 2. Reports on Form 6-K

(a)	Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended December 31, 2011:

(1) Form 6-K dated November 9, 2011

(2) Form 6-K dated December 22, 2011

(3) Form 6-K dated December 22, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary Authorized U.S.
Representative

Date: February 14, 2012